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                           December 14, 2021

       Carla Rissell
       Chief Executive Officer
       Starstream Entertainment, Inc.
       1227 N. Atlantic Ave.
       New Smyrna Beach, FL 32169

                                                        Re: Startstream
Entertainment, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed December 7,
2021
                                                            File No. 024-11746

       Dear Ms. Rissell:

              We have reviewed your offering statement and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to our comment, we may have additional comments.

       Offering Statement on Form 1-A filed December 7, 2021

       General

   1. We note that you have not filed an annual report on Form 1-K pursuant to Rule 257(b)(1)
                                                        of Regulation A for the
fiscal year ended December 31, 2020, and a semiannual report on
                                                        Form 1-SA for the
period ended June 30, 2021. Please tell us what your plans are with respect to addressing
your delinquent filing status and tell us as when you intend to become current with
your reports. Your recently filed Offering Statement on Form 1-A cannot be qualified
until you become current with your reports.
               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Carla Rissell
Starstream Entertainment, Inc.
December 14, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any questions.



FirstName LastNameCarla Rissell                           Sincerely,
Comapany NameStarstream Entertainment, Inc.
                                                          Division of
Corporation Finance
December 14, 2021 Page 2                                  Office of Trade &
Services
FirstName LastName